UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2005

Petrobras International Finance Company – PIFCo

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Anderson Square Building, P.O. Box 714

George Town, Grand Cayman

Cayman Islands, B.W.I.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)         Form 20-F     ☒             Form 40-F     ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One)         Yes    ☐            No    ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-             .)

INCORPORATION BY REFERENCE

THIS REPORT ON FORM 6-K IS INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT OF FORM F-3, FILE NO. 333-118644, OF PETROLEO BRASILEIRO S.A. — PETROBRAS AND PETROBRAS INTERNATIONAL FINANCE COMPANY.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE-MONTH PERIOD

ENDED MARCH 31, 2005

Forward Looking Statements

This report on Form 6-K contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are not based on historical facts and are not assurances of future results. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, our ability to obtain financing, changes by Petróleo Brasileiro S.A. – Petrobras in its use of our services for market purchases of crude oil and oil products and changes in government regulations.

All forward-looking statements attributed to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained herein.

Basis of Presentation

You should read the following discussion of our financial condition and results of operations together with the attached unaudited consolidated financial statements and the accompanying notes for the three-month period ended March 31, 2005 beginning on page F-2. You should also read our audited consolidated financial statements for the year ended December 31, 2004 and the accompanying notes, which have been furnished to the United States Securities and Exchange Commission on Form 6-K on June 8, 2005, but which are not presented in this Form 6-K. The unaudited consolidated financial statements for the three-month periods ended March 31, 2005 and March 31, 2004 and the accompanying notes have been presented in U.S. dollars and prepared in accordance with U.S. GAAP. As a subsidiary of Petrobras, we also prepare our financial statements in accordance with accounting practices adopted in Brazil.

Overview

We are a wholly-owned subsidiary of Petrobras. Accordingly, our financial position and results of operations are significantly affected by decisions of our parent company. Our ability to meet our outstanding debt obligations depends on a number of factors, including:

•	Petrobras’ financial condition and results of operations;

•	the extent to which Petrobras continues to use our services for market purchases of crude oil and oil products;

•	Petrobras’ willingness to continue to make loans to us and provide us with other types of financial support;

•	our ability to access financing sources, including the international capital markets and third-party credit facilities; and

•	our ability to transfer our financing costs to Petrobras.

We earn income from:

•	sales of crude oil and oil products to Petrobras;

•	limited sales of crude oil and oil products to third parties; and

•	financial income derived from financing of sales to Petrobras, inter-company loans to Petrobras and investments in marketable securities and other financial instruments.

Our operating expenses include:

•	cost of sales, which is comprised mainly of purchases of crude oil and oil products;

•	selling, general and administrative expenses; and

•	financial expense, mainly from interest on our lines of credit and capital markets indebtedness, sales of future receivables and inter-company loans from Petrobras.

Purchases and Sales of Crude Oil and Oil Products

We typically purchase crude oil and oil products in transactions with payment terms of approximately 30 days. Petrobras typically pays for shipments of crude oil and oil products that we sell to it over a period of up to 330 days, which allows Petrobras sufficient time to assemble the necessary documentation under Brazilian law to commence the payment process for its shipments. During this period, we typically finance the purchase of crude oil and oil products through either funds previously provided by Petrobras or third-party trade finance arrangements. The difference between the amount we pay for crude oil and oil products and the amount Petrobras pays for that same crude oil and oil products is deferred and recognized as part of our financial income on a straight-line basis over the period in which Petrobras’ payments to us come due.

Results of Operations

Results of operations for the three-month period ended March 31, 2005 compared to the three-month period ended March 31, 2004.

Net Loss

We had a net loss of U.S.$1.5 million in the first three months of 2005, as compared to a net loss of U.S.$45.3 million in the first three months of 2004.

Sales of Crude Oil and Oil Products and Services

Our sales of crude oil and oil products and services increased 33.0% from U.S.$2,340.9 million in the first three months of 2004 to U.S.$3,112.6 million in the first three months of 2005. This increase was primarily due to (1) a 48.7% increase in the average price of Brent crude oil, from U.S.$31.95 per barrel during the first three months of 2004 to U.S.$47.50 per barrel in the first three months of 2005 and (2) a 49.0% increase in the volume of offshore sales of crude oil and oil products purchased from third parties and sold to third parties and affiliates. This increase was partially offset by a 17.3% reduction in the sales to PETROBRAS and REFAP.

Cost of Sales

Cost of sales increased 32.4% from U.S.$2,320.8 million in the first three months of 2004 to U.S.$3,072.5 million in the first three months of 2005. This increase was primarily due to the increase in the average price of Brent crude oil and the increase in offshore sales, described above. This increase was partially offset by the 17.3% reduction in the sales to PETROBRAS and REFAP.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of shipping costs and fees for services, including accounting, legal and rating services. These expenses increased from U.S.$11.6 million in the first three months of 2004 to U.S.$32.6 million in the first three months of 2005, of which U.S.$29.1 million consisted of shipping expenses, due to the increased volume of offshore sales.

Financial Income

Our financial income consists of the financing of sales to Petrobras and inter-company loans to Petrobras, investments in marketplace securities and other financial instruments. Our financial income increased 77.3% from U.S.$126.7 million in the first three months of 2004 to U.S.$224.7 million in the first three months of 2005, primarily due to (1) an increase in interest income from short and long-term investments as a result of a larger volume of investments, (2) extended financing terms beyond the established payment period for sales to Petrobras and (3) an increase in the amount of sales to Petrobras made during 2004 compared to 2003, resulting in additional financial income due to the financing terms granted to Petrobras and interest calculated on a monthly basis. See “Purchases and Sales of Crude Oil and Oil Products.”

Financial Expense

Our financial expense consists of interest paid and accrued on our outstanding indebtedness and other fees associated with our issuance of debt. Our financial expense increased 29.1% from U.S.$180.6 million in the first three months of 2004 to U.S.$233.2 million in the first three months of 2005, primarily due to interest expenses associated with our issuance of U.S.$ 600.0 million Global Notes in September 2004 and an expense in the amount of U.S.$4.0 million related to the difference between the face value and the market value of the repurchase of some of our outstanding securities.

Liquidity and Capital Resources

Overview

We finance our oil trading activities principally from commercial banks, including lines of credit and commercial paper programs, as well as through inter-company loans from Petrobras and the issuance of notes in the international capital markets. In our opinion, our strong cash position at hand and our ability to access international capital markets will continue to allow us to meet our anticipated cash needs and financial obligations.

As an offshore non-Brazilian company, we are not legally obligated to receive prior approval from the Brazilian National Treasury to incur debt or register debt with the Central Bank. As a matter of policy, however, the issuance of any debt is recommended by any of Petrobras’ Chief Financial Officer, Executive Board or Board of Directors, depending on the aggregate principal amount and the tenor of the debt to be issued.

Sources of Funds

Our Cash Flow

At March 31, 2005, we had cash and cash equivalents of U.S.$1,324.9 million, as compared to U.S.$ 1,107.3 million at December 31, 2004. This increase in cash was primarily a result of an increase in short-term loans received from Petrobras and an increase in our outstanding balance of trade accounts payable. Our operating activities provided net cash of U.S.$168.0 million in the first three months of 2005, as compared to providing net cash of U.S.$852.2 million in the first three months of 2004, primarily as a result of decreased payments on sales to related parties and an increase in outstanding trade accounts payable for purchases from related parties. Our investing activities used net cash of U.S.$415.1 million in the first three months of 2005, as compared to using net cash of U.S.$192.4 million in the first three months of 2004, primarily as a result of an increase in notes receivable issued to related parties. Our financing activities provided net cash of U.S.$464.7 million in the first three months of 2005, as compared to using net cash of U.S.$1,259.5 million in the first three months of 2004, primarily as a result of an increase in short-term loans from related parties and accessing U.S.$150.0 million in lines of credit in the first three months of 2005. During the three-month period ended March 31, 2004, we used U.S.$2,201.5 million to repay short-term obligations and U.S.$269.7 million to repay long-term obligations.

Accounts Receivable

Accounts receivable from related parties increased 3.5% from U.S.$7,788.1 million at December 31, 2004 to U.S.$8,061.7 million at March 31, 2005, primarily as a result of payments owed to us by Petrobras that have extended beyond the established payment periods.

Our Short-Term Borrowings

Our short-term borrowings are denominated in U.S. dollars and consist of lines of credit and loans payable. At March 31, 2005, we had access to short-term capital through U.S.$302.7 million in guarantees, primarily in the form of irrevocable letters of credit supporting oil imports, as compared to U.S.$1,119.9 million in guarantees at December 31, 2004. At March 31, 2005 we had accessed U.S.$620.7 million in lines of credit, including the current portion of long-term lines of credit, as compared to U.S.$535.8 million accessed at December 31, 2004. The weighted average annual interest rate on these short-term borrowings was 3.71% at March 31, 2005, as compared to 4.3% at December 31, 2004. At March 31, 2005 and 2004, we had fully utilized all available lines of credit for purchase of imports.

The short-term portion of our notes payable to related parties, which are principally composed of notes payable to Petrobras, increased 11.6% from U.S.$2,881.5 million at December 31, 2004 to U.S.$3,216.3 million at March 31, 2005, primarily as a result of our short-term financing needs.

Our Long-Term Borrowings

Our long-term loans from Petrobras increased from U.S.$3,553.5 million at December 31, 2004 to U.S.$3,598.0 million at March 31, 2005, with interest rates ranging from 4.9% to 5.8% and due 2010.

At March 31, 2005, we had outstanding U.S.$732.0 million in long-term lines of credit due between 2006 and 2012, as compared to U.S.$631.8 million at December 31, 2004. We also had outstanding:

•	U.S.$1,550 million in three series of long-term Senior Notes due between 2007 and 2011.

•	U.S.$329.9 million in 4.75% Senior Exchangeable Notes due 2007, issued on October 17, 2002, in connection with Petrobras’ purchase of Perez Companc S.A. (currently known as Petrobras Energia Participaciones – PEPSA). In exchange, we received notes issued by Petrobras International Braspetro BV (PIB BV), a related party, in the same amount, terms and conditions as the Senior Exchangeable Notes. In connection with the acquisition of Perez Companc, we also provided PIB BV with a loan for U.S.$738.9 million, with an interest rate of 4.79%.

•	U.S.$400 million in Global Step-up Notes due April 2008. The notes will bear interest from March 31, 2003 at a rate of 9.00% per annum until April 1, 2006 and at a rate of 12.375% per annum thereafter, with interest payable semiannually. We used the proceeds from this issuance principally to repay trade-related debt and inter-company loans. We have subsequently repurchased U.S.$170.1 million of these Notes.

•	U. S.$2,122.0 million in Global Notes, of which U.S.$500 million were issued on July 2, 2003 and are due July 2013. The notes will bear interest at the rate of 9.125% per annum, payable semiannually. In September 2003, we issued an additional U.S.$250 million in Global Notes, which form a single fungible series with our U.S.$500 million Global Notes due July 2013. The proceeds from these issuances were used principally to repay trade-related debt and inter-company loans. On December 10, 2003, we issued an additional U.S.$750 million of Global Notes due December 2018. The notes will bear interest at the rate of 8.375% per annum, payable semiannually. In September 2004, we issued an additional U.S.$600 million of Global Notes due 2014. The notes will bear interest at the rate of 7.75% per annum, payable semiannually. The proceeds from the issuance of these notes were used principally for general corporate purposes, including the financing of the purchase of oil product imports and the repayment of existing trade-related debt and inter-company loans.

•	U.S.$1,224.6 million (U.S.$155.2 million current portion) in connection with Petrobras’ exports prepayment program. On December 21, 2001, the Trust (PF Export) issued to PFL, our subsidiary, U.S.$750 million of Senior Trust Certificates in four series and U.S.$150 million of Junior Trust Certificates. In addition, on May 13, 2003, the Trust issued U.S.$550 million in 6.436% Senior Trust Certificates due 2015, and on May 14, 2003, the Trust issued U.S.$200 million in 3.748% Senior Trust Certificates due 2013 and an additional U.S.$150 million of Junior Trust Certificates. In May 2004, PFL and the PF Export Trust executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are now presented net, rather than gross in our consolidated financial statements, and thus U.S.$300 million has been reduced from the “long-term debt” liability caption respective to sales of rights to future receivables, with a similar reduction to the asset line item “assets related to export prepayments.”

An investment fund, operated exclusively for us, holds certain PIFCo and Petrobras group securities, among its other investments. These repurchased securities are considered to be extinguished and thus reduce our long term financing balance by U.S.$170.1 million at March 31, 2005. In 2005, a loss on debt extinguishment expense was registered in the amount of U.S.$4.0 million representing the difference between the face value and the market value of the repurchased securities.

The following table sets forth the sources of our current and long-term debt at March 31, 2005 and December 31, 2004:

CURRENT AND LONG-TERM DEBT

	March 31, 2005				December 31, 2004
	(in millions of U.S. dollars)
	Current		Long-term		Current		Long-term
Financing institutions	U.S.$	620.7	U.S.$	732.0	U.S.$	535.8	U.S.$	631.8
Senior notes		38.3		1,550.0		53.5		1,550.0
Global Step-up Notes				400.0		9.0		400.0
Global Notes		46.8		2,122.0		26.3		2,124.2
Sale of rights to future receivables		155.2		1,524.6		153.7		1,561.9
Senior exchangeable notes		7.7		329.9		3.8		329.9
Assets related to export prepayment to be offset against sales of rights to future receivables				(300.0)				(300.0)
Repurchased securities				(170.1)		(3.2)		(146.0)

	U.S.$	868.7	U.S.$	6,188.4	U.S.$	778.9	U.S.$	6,151.8

The following table sets forth the sources of our capital markets debt outstanding at March 31, 2005:

CAPITAL MARKETS DEBT OUTSTANDING(1)

Notes	Principal Amount (in millions of U.S. dollars)
9.125% Senior Notes due 2007(2)	U.S.$	500
4.750% Senior Exchangeable Notes due 2007(3)		330
9.875% Senior Notes due 2008(2)		450
6.750% Senior Trust Certificates due 2010(4)		92
Floating Rate Senior Trust Certificates due 2010(4)		53
9.750% Senior Notes due 2011(2)		600
6.600% Senior Trust Certificates due 2011(4)		291
Floating Rate Senior Trust Certificates due 2013(4)		294
3.748% Senior Trust Certificates due 2013(4)		186
6.436% Senior Trust Certificates due 2015(4)		455
Global Step-up Notes due 2008(5)		400
9.125% Global Notes due 2013(2)		750
8.375% Global Notes due 2018(2)		750
7.750% Global Notes due 2014(2)		600

Total	U.S.$	5,751

(1)	Does not include Junior Trust Certificates issued by PF Export Trust in connection with Petrobras’ exports prepayment program, because we are the beneficiary of such Junior Trust Certificates.
(2)	Issued by us, with support from Petrobras through a standby purchase agreement.
(3)	Issued by us on October 17, 2002 in connection with Petrobras’ acquisition of Perez Companc S.A. In March 2004, the amount was reduced from U.S.$338.4 million to U.S.$329.9 million due to unexpected environmental liabilities under the terms of a settlement agreement with the former owners of Perez Companc S.A.
(4)	Issued in connection with Petrobras’ exports prepayment program.
(5)	The Global Step-up Notes bear interest from March 31, 2003 at a rate of 9.00% per year until April 1, 2006 and at a rate of 12.375% per year thereafter, with interest payable semi-annually, and were issued by us with support from Petrobras through a standby purchase agreement. We have subsequently repurchased U.S.$170.1 million.

Off Balance Sheet Arrangements

At March 31, 2005, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

CONSOLIDATED FINANCIAL STATEMENTS

PETROBRAS INTERNATIONAL FINANCE COMPANY

(A wholly-owned subsidiary of

PETRÓLEO BRASILEIRO S.A. – PETROBRAS)

March 31, 2005 and 2004 together with

Report of Independent Registered Public Accounting Firm

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

FINANCIAL STATEMENTS

March 31, 2005 and 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Board and Stockholder of

PETROBRAS INTERNATIONAL FINANCE COMPANY

We have reviewed the condensed consolidated balance sheet of PETROBRAS INTERNATIONAL FINANCE COMPANY and subsidiaries as of March 31, 2005 and the related condensed consolidated statements of income, cash flows and changes in stockholder’s equity for the three-month periods ended March 31, 2005 and 2004. These interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of PETROBRAS INTERNATIONAL FINANCE COMPANY and subsidiaries as of December 31, 2004, and the related consolidated statements of income, changes in stockholder’s equity and cash flows for the year then ended not presented herein, and in our report dated February 14, 2005, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2004, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

ERNST & YOUNG

Auditores Independentes S/S

Paulo José Machado

Partner

Rio de Janeiro, Brazil

June 02, 2005

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars)

	March 31, 2005	December 31, 2004
	(Unaudited)
Assets

Current assets
Cash and cash equivalents	1,324,873	1,107,284
Trade accounts receivable
Related parties	8,061,665	7,788,069
Others	213,148	153,249
Notes receivable - related parties	1,988,810	1,598,521
Inventories	154,304	165,450
Export prepayments – related parties	153,510	152,859
Restricted deposits for guarantees and others	83,317	91,227

	11,979,627	11,056,659

Property and equipment	472	502

Other assets
Marketable securities	1,910,102	1,864,815
Notes receivable - related parties	338,416	338,416
Export prepayment – related parties	1,224,595	1,261,820
Restricted deposits for guarantees and prepaid expenses	146,129	147,970

	3,619,242	3,613,021

Total assets	15,599,341	14,670,182

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except for number of shares and per share amounts)

	March 31, 2005	December 31, 2004
	(Unaudited)
Liabilities and stockholders’ equity

Current liabilities
Trade accounts payable
Related parties	1,057,764	562,139
Others	503,731	568,064
Notes payable - related parties	3,216,322	2,881,484
Short-term financing	493,432	456,156
Current portion of long term debt	271,928	224,738
Accrued interest	103,347	98,021
Unearned income - related parties	126,386	131,318
Other current liabilities	5,798	7,270

	5,778,708	4,929,190

Long-term liabilities
Long-term debt	6,188,418	6,151,802
Notes payable - related parties	3,597,998	3,553,452

	9,786,416	9,705,254

Stockholder’s equity
Shares authorized and issued
Common stock - 2005 and 2004 - 50,000 shares, par value US$ 1	50	50
Additional paid in capital	173,926	173,926
Accumulated deficit	(139,759)	(138,238)

	34,217	35,738

Total liabilities and stockholder’s equity	15,599,341	14,670,182

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of US dollars)

(Unaudited)

	Periods ended March 31,
	2005	2004
Sales of crude oil, oil products and services
Related parties	2,568,906	1,994,236
Others	543,692	346,704

	3,112,598	2,340,940

Operating expenses:
Cost of sales
Related parties	(1,393,045)	(845,714)
Others	(1,679,413)	(1,475,039)
Selling, general and administrative expenses
Related parties	(16,586)	(11,351)
Others	(15,988)	(240)

	(3,105,032)	(2,332,344)

Operating income	7,566	8,596

Financial income
Related parties	165,515	110,846
Others	59,133	15,902

	224,648	126,748

Financial expense
Related parties	(87,950)	(21,082)
Others	(145,299)	(159,520)

	(233,249)	(180,602)

Other expense, net
Others	(486)

	(486)

Net loss for the period	(1,521)	(45,258)

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

(In thousands of US dollars)

(Unaudited)

	Periods ended March 31,
	2005	2004
Common stock	50	50

Additional paid in capital
Balance at January 1	173,926	173,926

Balance at end of the period	173,926	173,926

Accumulated deficit
Balance at January 1	(138,238)	(79,135)
Net loss for the period	(1,521)	(45,258)

Balance at end of period	(139,759)	(124,393)

Total stockholder’s equity	34,217	49,583

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US dollars)

(Unaudited)

	Periods ended March 31,
	2005	2004
Cash flows from operating activities
Net loss for the period	(1,521)	(45,258)
Adjustments to reconcile net loss to net cash used in operations
Depreciation and amortization	747	2,502
Decrease (increase) in assets
Trade accounts receivable
Related parties	(273,596)	531,014
Others	(59,899)	8,079
Export prepayments – related parties	36,574	14,000
Other assets	(2,522)	(7,443)
Increase (decrease) in liabilities
Trade accounts payable
Related parties	495,625	124,311
Others	(64,333)	202,823
Other liabilities	36,937	22,184

Net cash provided by operating activities	168,012	852,212

Cash flows from investing activities
Marketable securities, net	(45,287)	(228,728)
Issuance of notes receivable – related parties	(816,041)	(312,747)
Collection of principal on notes receivable – related parties	446,235	349,115
Other	(4)	—

Net cash used in investing activities	(415,097)	(192,360)

Cash flows from financing activities
Short-term financing, net issuance and repayments	37,276	(251,822)
Proceeds from issuance of long-term debt	150,000	—
Principal payments of long - term debt	(63,971)	(269,730)
Proceeds from short term loans - related parties	2,823,967	1,031,707
Principal payments of short term loans – related parties	(2,482,598)	(1,769,662)

Net cash provided by (used in) financing activities	464,674	(1,259,507)

Increase (decrease) in cash and cash equivalents	217,589	(599,655)
Cash and cash equivalents at beginning of period	1,107,284	664,168

Cash and cash equivalents at end of period	1,324,873	64,513

Non cash investing and financing activities

Cancellation of Senior Exchangeable Notes issued in exchange of PETROBRAS loan		8,476

The accompanying notes are an integral part of these financial statements.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

1.	The Company and its Operations

Petrobras International Finance Company - PIFCo was incorporated in the Cayman Islands on September 24, 1997 and operates as a wholly-owned subsidiary of PETROBRAS.

The primary objective of Petrobras International Finance Company and its subsidiaries (collectively, PIFCo or the Company) is to purchase crude oil and oil products from third parties and sell the products at a premium to PETROBRAS on a deferred payment basis. Accordingly, intercompany activities and transactions, and therefore the Company’s financial position and results of operations, are affected by decisions made by PETROBRAS. Additionally, to a more limited extent, the Company sells oil and oil products to third parties. PIFCo also engages in international capital market borrowings as a part of the PETROBRAS financial and operating strategy.

The following is a brief description of each of the Company’s wholly-owned subsidiaries:

PETROBRAS FINANCE LIMITED

PETROBRAS FINANCE LIMITED (PFL), based in the Cayman Islands, in connection with the Company’s structured finance export prepayment program, whereby PFL purchases bunker and fuel oil from PETROBRAS and sells these products in the international market, including sales to designated customers, in order to generate receivables to cover the sale of future receivables.

PETROBRAS EUROPE LIMITED

PETROBRAS EUROPE LIMITED (PEL), based in the United Kingdom, consolidates PETROBRAS’ European trade and finance activities. These activities consist of advising on and negotiating the terms and conditions for crude oil and oil products supplied to PIFCo and PETROBRAS, as well as marketing Brazilian crude oil and other derivative products exported to the geographic areas in which the Company operates. PEL plays an advisory role in connection with these activities and undertakes no commercial or financial risk.

BEAR INSURANCE COMPANY LIMITED

BEAR INSURANCE COMPANY LIMITED (BEAR), based in Bermuda, contracts insurance for PETROBRAS and its subsidiaries.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

2.	Basis of Financial Statement Presentation

The accompanying unaudited financial information has been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). Although certain information normally included in financial statements prepared in accordance with US GAAP has been condensed or omitted, the disclosures are adequate to make the information presented not misleading. The unaudited financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2004 and the notes thereto.

The financial statements as of March 31, 2005 and for the three-month periods ended March 31, 2005 and 2004, included in this report are unaudited. However, they reflect all normal recurring adjustments that are necessary for a fair presentation of such financial information. The results for interim periods are not necessarily indicative of trends or of results to be expected for a full year.

(a)	Foreign currency translation

The Company’s functional currency is the US dollar. All monetary assets and liabilities denominated in a currency other than the U.S. dollar are remeasured into the U.S. dollar using the current exchange rates. The effect of variations in the foreign currencies is recorded in the statement of operations as financial expense.

(b)	Financial instruments

All of the Company’s derivative instruments are recorded on the balance sheet at their fair value. The changes in the market value of derivative instruments that do not qualify for hedge accounting are recognized in the statement of operations as financial income or expense each reporting period. The ineffective portion of all hedges is recognized in current period earnings.

PIFCo holds a purchased put option that allows the holder to sell a floating number of crude oil volumes at a minimum floor price of US$14/barrel. Such option serves as an economic hedge on related future sales of receivables under the structured finance export prepayment program, the intent of which is to assure that physical barrels delivered under the project finance agreement generate sufficient cash proceeds to repay related financial obligations. This option has no intrinsic value and immaterial time value at March 31, 2005, and therefore does not have a material effect on the Company’s results of operations or financial position.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

2.	Basis of Financial Statement Presentation (Continued)

(c)	Reclassification

Certain immaterial reclassifications have been completed respective to prior period financial statements to conform to presentation standards adopted at March 31, 2005.

3.	Cash and Cash Equivalents

	March 31, 2005	December 31, 2004
Cash and banks	17,986	16,496
Time deposits and short term investment funds	1,306,887	1,090,788

	1,324,873	1,107,284

4.	Marketable Securities

				Total
	Security	Maturity	Interest rate	March 31, 2005(*)	December 31, 2004 (*)
Available for Sale	MEGA (**)	2014	10.77%	63,445	63,607
Available for Sale	CLEP (**)	2014	8%	1,785,246	1,751,246
Available for Sale	MARLIM (**)	2008	12.25%	10,817	—
Available for Sale	CLN	2007	4.99%	50,594	49,962

				1,910,102	1,864,815
Less: Current balances

				1,910,102	1,864,815

(*)	The balances include interest and principal.
(**)	PETROBRAS group company, including affiliates which are constituted by consolidated and non-consolidated PETROBRAS subsidiaries, and other consolidated special purposes companies established to support PETROBRAS infrastructure projects. Securities held by the fund respective to the group companies are not US exchange traded securities.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

5.	Inventories

	March 31, 2005	December 31, 2004
Products
Crude oil	68,655	76,252
Fuel oil	22,183	48,973
GLP	22,783	29,078
Others	40,683	11,147

	154,304	165,450

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

6.	Related Parties

	PETRÓLEO BRASILEIRO S.A. - PETROBRAS	PETROBRAS INTERNATIONAL BRASPETRO B.V. - PIB.B.V. and its subsidiaries	DOWNSTREAM PARTICIPAÇÕES S.A. and its subsidiaries (iii)	BRASPETRO OIL SERVICES - BRASOIL and its subsidiaries	BRASPETRO OIL COMPANY - BOC	CLEP	Others	March 31, 2005	December 31, 2004
Current assets
Accounts receivable, principally for sales (i)	7,490,476	293,999	271,472				5,718	8,061,665	7,788,069
Notes receivable		1,228,290		500,606	259,914			1,988,810	1,598,521
Export prepayment	153,510							153,510	152,859

Other assets
Marketable securities						1,785,246	74,262	1,859,508	1,814,853
Notes receivable		338,416						338,416	338,416
Export prepayment	1,224,595							1,224,595	1,261,820

Current liabilities
Trade accounts payable	836,713	173,131	11,983	35,937				1,057,764	562,139
Notes payable (ii)	3,216,322							3,216,322	2,881,484
Unearned income	124,245		2,141					126,386	131,318

Long-term liabilities
Notes payable (iii)	3,597,998							3,597,998	3,553,452

								For the three months ended
								March 31, 2005	March 31, 2004
Statement of operations
Sales of crude oil and oil products and services	1,476,831	877,266	212,968				1,841	2,568,906	1,994,236
Purchases (iv)	(1,004,076)	(308,435)	(14,802)	(65,732)				(1,393,045)	(845,714)
Selling, general and administrative expense	(16,118)		(468)					(16,586)	(11,351)
Financial income	138,735	17,699		5,769	3,312			165,515	110,846
Financial expense	(87,624)	(326)						(87,950)	(21,082)

Commercial operations between PIFCo and its subsidiaries and affiliated companies are carried out under normal market conditions and at commercial prices, except for the sales of oil and oil products to PETROBRAS, which have an extended settlement period consistent with PIFCo’s formation as a financing entity, and include finance charges incurred during the extended payment period.

The transactions were realized to support the financial and operational strategy of the Company’s Parent Company, PETRÓLEO BRASILEIRO S.A. - PETROBRAS.

(i)	Accounts receivable from related parties relate principally to crude oil sales made by the Company to PETROBRAS, with extended payment terms of up to 330 days.

(ii)	Notes payable to related parties principally include balances to PETROBRAS for intercompany loans made on 180 day basis.
(iii)	Long Term Liabilities – Notes payable relate to loans executed between the Company and PETROBRAS due in 2010, with annual interest rates ranging from 4.9% to 5.8%. The transaction extended the financing terms respective to certain short-term notes payable creating liquidity for the Company and such liquidity was partially used to fund purchases of securities by the exclusive investment fund.
(iv)	Purchases from related parties are presented in the cost of sales section of the statement of operation

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

7.	Financing

	March 31, 2005		December 31, 2004
	Current	Long-term	Current	Long-term
Financial institutions	620,724	732,000	535,845	631,800
Senior notes	38,316	1,550,000	53,525	1,550,000
Global notes (iii)	46,771	2,122,012	26,326	2,124,221
Senior exchangeable notes	7,705	329,940	3,787	329,940
Global step-up notes		400,000	9,000	400,000
Sale of rights to future receivables (ii)	155,191	1,524,595	153,680	1,561,820
Assets related to export prepayment to be offset against sales of rights to future receivables (ii)	—	(300,000)	—	(300,000)
Repurchased securities (i)	—	(170,129)	(3,248)	(145,979)

	868,707	6,188,418	778,915	6,151,802

Financing	493,432	6,188,418	456,156	6,151,802
Current portion of long term debt	271,928	—	224,738	—
Accrued interest	103,347	—	98,021	—

	868,707	6,188,418	778,915	6,151,802

(i)	At March 31, 2005 and December 31, 2004, the Company had amounts invested in an exclusive fund that held debt securities of PIFCo in the total amount of US$ 170,129 and US$ 145,979, respectively. These securities are considered to be extinguished, and thus the related amounts, together with applicable interest have been removed from the presentation of marketable securities and short and long-term debt. Gain and losses on extinguishment are recognized as incurred. Subsequent reissuances of notes at amounts greater or lesser than par are recorded as premiums or discounts and are amortized over the life of the notes. As of March 31, 2005, the outstanding balance of premiums on reissuances amounted to US$ 30,970. In the first three months of 2005, PIFCo recognized losses on extinguishment of debt of US$ 4,002.
(ii)	In May 2004, PFL and the PF Export Trust executed an amendment to the Trust Agreement allowing the Junior Trust Certificates to be set-off against the related Notes, rather than paid in full, after fulfillment of all obligations pursuant to the Senior Trust Certificates. The effect of this amendment is that amounts related to the Junior Trust Certificates are now presented net, rather than gross in these consolidated financial statements, and thus US$ 300,000 has been reduced from the “long term debt” liability caption respective to sales of rights to future receivables, with a similar reduction to the asset line item titled “assets related to export prepayments”.
(iii)	On September 15, 2004, the Company issued Global Notes in an aggregate principal amount of US$ 600,000 due September 2014. The notes will bear interest at the rate of 7.75% per annum, payable semiannually. The Company used the proceeds from this issuance principally to repay trade-related debt and inter-company loans.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

7.	Financing (Continued)

Long-term maturities

March 31, 2005
2006	200,831
2007	1,145,799
2008	1,172,711
2009	318,218
2010	181,258
2011	764,678
Thereafter	2,404,923

6,188,418

8.	Commitments and Contingencies

(a)	Commitments - Purchases

In an effort to ensure procurement of oil products for the Company’s customers, the Company currently has several short-term contracts which collectively obligate it to purchase a minimum of approximately 57,412 barrels of crude oil and oil products per day at market prices.

PETROBRAS INTERNATIONAL FINANCE COMPANY AND SUBSIDIARIES

(A wholly-owned subsidiary of PETRÓLEO BRASILEIRO S.A. - PETROBRAS)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of US dollars)

8.	Commitments and Contingencies (Continued)

(b)	Purchase Option – Platforms

The Company has maintained the right to exercise the call option on the existing Subchartered Asset Option Agreements with PNBV, for the Platforms P-8, P-15, P-32 and P-47, after the expiration of the Charter terms with PNBV. Upon exercise of the call option, the Company will purchase all of the vessels for the greater of (i) the purchase price, any unpaid and accrued charter hire for all of the vessels, or any costs and expenses which PNBV has incurred or may incur by virtue of any such purchase, and the amount equal to the default amount set forth in each of the charters for all of the Vessels; and (ii) Ten (10) dollars from PNBV, representation or warranty of any kind or character, and assume and succeed to all rights, duties and obligations of PNBV under the charters.

PIFCo may designate any affiliate or subsidiary to perform its obligations under this agreement.

*    *    *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS INTERNATIONAL FINANCE COMPANY – PIFCo

By:	/s/ Almir Guilherme Barbassa
Name:	Almir Guilherme Barbassa
Title:	Chairman of the Board

Date:  June 13, 2005